Exhibit 99.1

ANNOUNCEMENT

APPROVAL OF DIRECTORS’ QUALIFICATION BY CHINA INSURANCE

REGULATORY COMMISSION

Reference is made to the announcement of China Life Insurance Company Limited ( the“Company”) dated 29 May 2014. At the annual general meeting of the Company held on 29 May 2014, Mr. Su Hengxuan and Mr. Miao Ping were elected as Executive Directors of the fourth session of the board of Directors of the Company.

The Company has recently received the“Approval of Qualification of Su Hengxuan and Miao Ping” issued by China Insurance Regulatory Commission ( the“CIRC”). Pursuant to such approval, the qualification of Mr. Su Hengxuan and Mr. Miao Ping as Directors of the Company has been approved by CIRC and their term of service as Directors of the Company shall commence on 1 July 2014.

Please refer to the circular of the annual general meeting of the Company dated 10 April 2014 for the biographical details of Mr. Su Hengxuan and Mr. Miao Ping.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 8 July 2014

As at the date of this announcement, the Board comprises Chairman and Executive Director Yang Mingsheng, Vice Chairman and Non-executive Director Wan Feng, Executive Directors Lin Dairen, Su Hengxuan and Miao Ping, Non-executive Directors Miao Jianmin, Zhang Xiangxian and Wang Sidong, and Independent Non-executive Directors Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh and Tang Jianbang.